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For immediate release

Alcon Releases Results for Anecortave Acetate
Therapy for Wet Age-Related Macular Degeneration

Fort Worth, TX, May 5, 2002 - Alcon Research, Ltd. reported preliminary results today from its Phase II clinical trials demonstrating that anecortave acetate, one of its key drugs under development, preserves or improves vision in patients with the wet form of age-related macular degeneration (AMD). These results, based on a six-month analysis of an ongoing 24-month trial, were presented today by Jason Slakter, M.D. at the Annual Meeting of the Association for Research in Vision and Ophthalmology (ARVO) in Fort Lauderdale, Florida. Dr. Slakter is a retinal specialist at Vitreous-Retina-Macula Consultants of New York and Clinical Professor of Ophthalmology at the New York University School of Medicine.

     Alcon Research, Ltd. is conducting two Phase II studies in the US and Europe to assess the safety and efficacy of anecortave acetate for the treatment of AMD as a single therapy or with photodynamic therapy (PDT). The studies are both double-masked, randomized, placebo controlled, dose response clinical trials and are similar in patient demographics, baseline logMAR visual acuity and lesion location (sub-foveal). The single-therapy trial is being conducted at 18 sites with 128 patients enrolled for 24 months; the study with PDT was a six-month study with 136 patients at 11 sites. Anecortave acetate is delivered around the back of the eye, where it diffuses across the choroid into the macular portion of the retina. In the single-therapy study, anecortave acetate treatments were administered every six months.

     The six-month intent-to-treat analysis of the single-therapy study demonstrated that anecortave acetate 15 mg had a better visual outcome than placebo, based on mean change from baseline in logMAR visual acuity (p=0.0032). Patients receiving anecortave acetate (15 mg) as a single therapy experienced 25 per cent less loss of visual acuity (VA) than did patients receiving placebo (88% vs 70%). The benchmark for VA was the avoidance of loss of more than three lines of vision (15 letters by logMAR visual acuity). Further, 18 percent of patients treated with anecortave acetate actually improved their VA by at least two lines, whereas no patient who received placebo had similar improvements in VA (p=0.025). Patients treated with anecortave acetate 15mg also demonstrated a significantly less percent change in lesion growth, including choroidal neovascularization, than patients treated with placebo (p<0.001).

     "These data suggest the potential of anecortave acetate to provide us with a major new form of therapy to stabilize or even improve vision in patients with exudative, or the wet form of, macular degeneration," said Dr. Slakter, who presented the results of Alcon's drug at the meeting. "In addition, this study showed the drug significantly reduced lesion growth, which is highly correlated with the progression of the disease and loss of functional vision."

     In a separate six-month study, Alcon evaluated maintenance of VA by anecortave acetate following PDT. Although scientific statistical significance was not demonstrated, the results suggest that anecortave acetate treatment following PDT (combined therapy) maintains VA better than does PDT alone. Seventy-eight percent (78 percent) of patients who received combined therapy had no significant loss of VA compared to 67 percent for the group that was treated with PDT alone. The benchmark for VA also used in this study was the avoidance of loss of more than three lines of vision (15 letters by logMAR visual acuity).


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     Safety results were also presented at the ARVO meeting by Dr. Donald J.
D'Amico, Professor of Ophthalmology at Harvard Medical School. He reported that no clinically relevant safety issues have occurred with anecortave acetate during the studies, either from the compound itself or from the delivery of it to the treatment area.

     Age-related macular degeneration, commonly known as AMD, is a degeneration of the macular region of the retina, which results in some degree of visual loss. According to the Centers for Disease Control, AMD is one of the leading causes of blindness in the world, and is the leading cause of irreversible blindness in the United States. The Centers for Disease Control estimate that 3.5 million people in the United States have some degree of AMD. The age of onset of visual loss is generally 70, and the disease results in the loss of central vision.

     The two main types of AMD are "dry," or non-exudative, and "wet," or exudative. Although the wet form of AMD constitutes only 10-15 percent of all AMD cases, it is responsible for 90 percent of blindness attributable to this condition. The Prevent Blindness America foundation and the National Eye Institute report that over 1.6 million Americans age 50 and older have late AMD. The causes of AMD are currently unknown, and no cure has been discovered, although certain laser treatments and other procedures exist.

     Additional results from both these studies will be discussed during ARVO, May 5-8, 2002, in Fort Lauderdale, Florida.

     Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

     Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to our ability to complete clinical trials for anecortave acetate and file a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) and the expected benefits of anecortave acetate in treating exudative age-related macular degeneration (AMD). These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward looking statements. Factors that might cause future results to differ include, but are not limited to, the following: we may never submit an NDA for anecortave acetate to the FDA, or submission and/or approval of the NDA may take longer than we expect; treatments developed by other companies may reach the market sooner or prove to be more effective than anecortave acetate; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                    # # # -
05May2002

                                                     For information, contact:
                                           Doug MacHatton (Investor Relations)
                                                                  800-400-8599
                   News media inquiries: Mary Dulle (Corporate Communications)
                                                                  817-551-8058
                                                              www.alconinc.com